Exhibit 6.13

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	Massachusetts Mutual Life Insurance Company

Policy Number:	0075547

Bank:	The Lyons National Bank

Insured:	Stephen V. DeRaddo

Relationship of Insured to Bank:	Executive

Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the, Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I.	DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If the definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II.	POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Beneficiary Designation Agreement, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III.	BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured’s share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV.	PREMIUM PAYMENT METHOD

Subject to the Bank’s absolute right to surrender or terminate the policy at any time and for any reason, the Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V.	TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the imputed value of insurance as required by the Internal Revenue Service. The Bank (or its administrator) will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI.	DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A.	Should the Insured be employed by the Bank at the time of death, the Insured’s beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x’s) the Insured’s total compensation (including salary and deferred compensation) at the time of death, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

B.	Should the Insured be retired from the Bank or terminated from the Bank due to disability, at the time of death, the Insured’s beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x’s) the Insured’s total compensation (including salary and deferred compensation) at the time of said termination, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

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C.	Should the Insured not be employed by the Bank for reasons other than retirement or disability, at the time of the Insured’s death, no death benefit shall be paid.

D.	The Bank shall be entitled to the remainder of such proceeds.

E.	The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII.	DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy’s cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII.	RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank’s or the Trust’ right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such, annuity benefits as the policy’s cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX.	TERMINATION OF AGREEMENT

A.	This Agreement shall terminate upon the occurrence of any one of the following:

1.	This Agreement terminates at the earlier of age seventy (70) or termination of employment;

2.	The Insured shall be discharged from employment with the Bank for cause. The term “for cause” shall mean any of the following that result in an adverse effect on the Bank: (i) gross negligence or gross neglect; (ii) the commission of a felony or gross misdemeanor involving fraud or dishonesty; (iii) the willful violation of any law, rule, or regulation (other than a traffic violation or similar offense) that has a negative impact on the Bank; (iv) an intentional failure to perform stated duties; or (v) a breach of fiduciary duty involving personal profit;

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3.	Voluntary or involuntary termination of employment by the Executive; or

B.	Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X.	INSURED’S OR ASSIGNEE’S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank or the Trustee at the direction of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI.	AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII.	ADMINISTRATIVE AND CLAIMS PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”):

A.	Plan Administrator.

The “Plan Administrator” of this Joint Beneficiary Designation Agreement shall be The Lyons National Bank. As Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Joint Beneficiary Designation Agreement as established herein. The Plan Administrator may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B.	Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

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C.	Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Plan Administrator has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the Plan Administrator what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Plan Administrator of the denial pursuant to the requirements under the terms of the policy. If the Plan Administrator is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer’s actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII.	GENDER

Whenever in this Agreement words are used in the masculine or neutral gender, they shall be read and construed as in the masculine, feminine or neutral gender, whenever they should so apply.

XIV.	INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV.	CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive’s beneficiaiy(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death. Change of Control shall include, a “change in the ownership” of the Holding Company, a “change in the effective control” of the Holding Company, or a “change in the ownership of a substantial portion of the assets” of the Holding Company, as each term is defined hereafter.

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A.	For purposes of this Agreement, a “change in the ownership” of the Holding Company occurs on the date that any one person, or more than one person acting as a group acquires ownership of stock of the Holding Company, that together with stock held by such person or group of persons, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Holding Company.

B.	For purposes of this Agreement, a “change in the effective control” of the Holding Company occurs only on the date that either: (1) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Holding Company possessing thirty five percent (35%) or more of the total voting power of the stock of the Holding Company; or (2) a majority of members of the Holding Company’s Board of Directors is replaced during a 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election.

C.	For purposes of this Agreement, a “change in the ownership of a substantial portion of the assets” of the Holding Company occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Holding Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all assets of the Holding Company immediately prior to such acquisition or acquisitions. For purposes of this paragraph, gross fair market value means the value of the assets of the Holding Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

XVI.	AMENDMENT OR REVOCATION, AND EXCHANGE OF POLICY

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII.	EFFECTIVE DATE

The Effective Date of this Agreement shall be February 28, 2007.

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XVIII.	SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be overbroad as written such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX.	APPLICABLE LAW

The laws of the State of New York shall govern the validity and interpretation of this Agreement.

Executed at Lyons, New York this 31st day of December, 2007.

THE LYONS NATIONAL BANK
Lyons, NY

/s/ Carol Snook	By:	/s/ Robert A. Schick	President/CEO
Witness		(Bank Officer other than Insured)	Title

/s/ Carol Snook	/s/ Stephen V. DeRaddo
Witness	Stephen V. DeRaddo

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